UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  FORM 12B-25/A

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number  2-16830
                                                        CUSIP Number ___________

(CHECK ONE)

[_]  Form 10-K         [_]  Form 10-Q        [_]  Form 11-K

[X]  Form 20-F         [_]  Form 10-D        [_]  Form N-SAR

[_]  Form N-CSR

                       For period ended: DECEMBER 31, 2006

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

      For the Transition period ended: ____________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________
___________________________________________________________________________

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Industrial Development Bank
                                              of Israel Limited

Former Name if Applicable:

Address of Principal Executive
Office (STREET AND NUMBER):                   82 Menachem Begin Road
City, State and Zip Code:                     Tel Aviv, Israel 67138

                                     PART II
                             RULES 12B-25(B) AND (C)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or
[_] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 2, 2007 the Registrant filed Form 12b-25 notification of late filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2006, which the Registrant was unable to file without unreasonable effort and expense because its auditors had not yet had an opportunity to complete their review of the audited financial statements.

     The Registrant respectfully notifies the Securities and Exchange Commission that it requires additional time to complete its Annual Report on Form 20-F for the year ended December 31, 2006.

     As previously reported by the Registrant on February 26, 2007, pursuant to the public-reporting directives of the Supervisor of Banks in Israel, the Registrant was obliged to file its financial reports for the year 2006, in Israel, by the end of February 2007. Pursuant to the requirements of the Israeli Government Companies Authority (which are applicable to the Registrant because it is partially owned by the Government), two accounting firms were appointed in 2006 as joint auditors of the Registrant, one of which was new to the Registrant's operations. The auditors notified the Registrant that the auditing of the reports for the year 2006, in Israel, would not be completed by the end of February 2007. The Registrant requested and the Supervisor of Banks agreed to the delay of the filing of the Registrant's reports for 2006 until the end of March 2007.

     Due to, inter alia, the above delay, there was a corresponding delay in the preparation of the Form 20-F and the auditing of the Registrant's financial statements that are to be attached thereto, including their reconciliation to U.S. GAAP.

     Based on discussions with the Registrant's independent auditor, the Registrant expects to be in a position to file the Annual Report on Form 20-F for the fiscal year ended December 31, 2006 within an additional period of approximately fifteen days.


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


                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

  Michael Warzager                 011 972 3                     627 2700
 -----------------               -------------              --------------------
      (Name)                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

================================================================================

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        Date: July 17, 2007

                                                        By: /s/ Michael Warzager
                                                        ------------------------
                                                        Michael Warzager
                                                        General Counsel


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